UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                          SCHEDULE 13D


             Under the Securities Exchange Act of 1934


                      U.S. Facilities Corp.

                       (Name of Issuer)


                         Common Stock

                (Title of Class and Securities)


                          911822104

              (CUSIP Number of Class of Securities)


                     Michael J. Halpern
            1999 Avenue of the Stars, Suite 1950
                  Los Angeles, CA  90067
                      (310) 201-7795

                          Copy to:

                      Kent V. Graham
                  O'Melveny & Myers LLP
             1999 Avenue of the Stars, 7th Floor
                    Los Angeles, CA  90067
                       (310) 246-6820


   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        November 12, 1996


            (Date of Event Which Requires Filing of
                         this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this
Statement:  [ ]

(1)  NAME OF REPORTING PERSON

        Dorchester Partners, L.P.


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  [X]
                                              (b)  [ ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          WC


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                   [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE


                     : (7) SOLE VOTING POWER
                     :   -0- SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     : 335,700 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          : -0- SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     : 335,700 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          335,700 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES               [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.61%


(14) TYPE OF REPORTING PERSON

          PN

(1)  NAME OF REPORTING PERSON

     Dorchester Advisors, Inc.


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                             (a)  [X]
                                             (b)  [ ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          AF


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                 [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA


                     : (7) SOLE VOTING POWER
                     :   -0- SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     : 335,700 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          : -0- SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     : 335,700 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          335,700 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                  [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.61%


(14) TYPE OF REPORTING PERSON

          CO

(1)  NAME OF REPORTING PERSON

          Michael J. Halpern


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                           (a)  [X]
                                           (b)  [ ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS

          AF


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                              [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA


                     : (7) SOLE VOTING POWER
                     :   27,900 SHARES OF COMMON STOCK
                     :
                     : (8) SHARED VOTING POWER
Number Of Shares     :   363,600 SHARES OF COMMON STOCK
Beneficially Owned   :
By Each Reporting    : (9) SOLE DISPOSITIVE POWER
Person With          :   27,900 SHARES OF COMMON STOCK
                     :
                     : (10) SHARED DISPOSITIVE POWER
                     :   363,600 SHARES OF COMMON STOCK


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          363,600 SHARES OF COMMON STOCK


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                  [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.07%


(14) TYPE OF REPORTING PERSON

          IN

ITEM 1.   SECURITY AND ISSUER

          The equity securities to which this statement relates are Common Stock, par value $.01 per share (the "Common Stock") of U.S. Facilities Corp. ("USF"), a Delaware corporation with its principal executive offices at 650 Town Center Drive, Suite 1600, Costa Mesa, CA 92626. At September 30, 1996, USF had outstanding 5.987,500 shares of Common Stock, according to information provided to the Reporting Persons (as defined below) by USF on September 30, 1996.


ITEM 2.   IDENTITY AND BACKGROUND

          (A) This statement is filed by (i) Dorchester Partners, L.P., a Delaware limited partnership ("Partners"), (ii) Dorchester Advisors, Inc., a California Corporation ("Advisors"), and (iii) Michael J. Halpern, an individual ("Halpern"), (collectively the "Reporting Persons"). Partners is a private investment partnership engaging in the purchase and sale of securities for investment for its own account. Advisors is the sole general partner of Partners. Halpern is the sole stockholder, officer and director of Advisors. Halpern is in a position to determine the investment and voting decisions made by Advisors and, consequently, by Partners. In addition, Halpern is the sole stockholder, officer and director of Granamex Capital, Inc., a California corporation, which, through an investment advisory contract with Dorchester Offshore Fund, Inc., a Cayman Islands corporation (the "Managed Account"), controls the investment and voting decisions with respect to the shares of USF owned by the Managed Account. Therefore, Halpern is the beneficial owner of the shares acquired by Partners and the Managed Account, and the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 with respect to the shares acquired by Partners and the Managed Account.

          (B) The business address of each of Partners, Advisors and Halpern is:

                     1999 Avenue of the Stars, Suite 1950
                     Los Angeles, California  90067

          (C) The present principal occupation or employment of each of the Reporting Persons is as follows:

            Partners:       private investment partnership

            Advisors:       general partner of Partners

            Halpern:        Chief Executive Officer, Chief
                            Financial Officer, and Secretary of
                               Advisors

          (D)  During the last five years, none of the Reporting
Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (E) During the last five years, none of the Reporting Persons has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (F) Halpern is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The aggregate purchase price (including commissions, if any) for the shares of Common Stock reported on this Schedule 13D as held by the Reporting Persons was $6,421,658. The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were purchased with working investment capital.


ITEM 4.   PURPOSE OF TRANSACTION

          The shares of Common Stock reported herein were acquired for investment purposes. Depending upon the Reporting Persons' continuing evaluation of USF's business and prospects, alternative investment opportunities and any other factors the Reporting Persons deem relevant, the Reporting Persons may, from time to time, purchase additional shares of Common Stock on the open market or in privately negotiated transactions or otherwise.

The Reporting Persons have no present intention of selling any shares of Common Stock, but reserve the right to do so, in whole or in part, at any time, in open-market transactions, privately negotiated transactions or otherwise. The Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. However, as a part of their ongoing review of investment alternatives, the Reporting Persons have not excluded the possibility of considering such matters in the future. The Reporting Persons may also seek to have discussions with management of USF and may make suggestions and/or recommendations to management of USF with respect to the business of USF. The Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to USF, and formulate plans or proposals with respect to any of such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (A) As of the date hereof, Partners is the direct, beneficial owner of 335,700 shares of Common Stock, which constitutes 5.61% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding by USF on September 30, 1996). Advisors does not directly own any Common Stock but, by virtue of its position as the general partner of Partners, may be deemed to own beneficially the shares of Common Stock held by Partners. The Managed Account is the direct, beneficial owner of 27,900 shares of Common Stock, which constitutes .47% of the outstanding shares of Common Stock Halpern does not directly own any Common Stock, but, by virtue of his control over the investment and voting decisions of (i) Advisors (and therefore, Partners), and (ii) the Managed Account, Halpern may be deemed to own beneficially the shares of Common Stock held by Partners and the Managed Account. Therefore, Halpern is the indirect beneficial owner of 363,600 shares of Common Stock, which constitutes 6.07% of the outstanding shares of the Common Stock.

          (B) Partners, Advisors and Halpern may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by Partners. Halpern may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by the Managed Account.

          (C) The following table sets forth the transactions effected by Partners and the Managed Account during the past sixty days. Each of the transactions set forth below reflects a purchase effected by means of a stock exchange trade. The Price Per Share excludes commissions, if any.




               Buy or    Price Per     Number of Shares      Entity Engaging
Trad Date       Sell       Share      Purchased or Sold      in Transaction

10/02/96       B         $19.175         9600                    Partners
10/02/96       B          19.175          400                  Managed Account
10/03/96       B          19.800         5000                  Managed Account
10/04/96       B          19.757         5300                  Managed Account
11/01/96       B          17.500          300                  Managed Account
11/01/96       B          17.500         4700                  Partners
11/05/96       B          17.875          200                  Managed Account
11/05/96       B          17.875         2300                  Partners
11/06/96       B          18.250          200                  Managed Account
11/06/96       B          18.250         2300                  Partners
11/11/96       B          17.563          700                  Managed Account
11/11/96       B          17.563         9300                  Partners
11/12/96       B          17.375         3100                  Managed Account
11/12/96       B          17.375        36900                  Partners
11/13/96       B          17.375         1200                  Managed Account
11/13/96       B          17.375        13800                  Partners
11/15/96       B          17.969         1500                  Managed Account
11/15/96       B          17.969        18500                  Partners
11/19/96       B          18.500          200                  Managed Account
11/19/96       B          18.500         2800                  Partners



          (D) The Managed Account has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of USF owned by the Managed Account. To the best of Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of USF that the Reporting Persons may be deemed to own beneficially.

          (E)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          NONE.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          1.   JOINT ACQUISITION STATEMENT.

                             SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 21, 1996

                               DORCHESTER ADVISORS, INC.

                               By: __/s/ Michael J. Halpern__
                                   Michael J. Halpern
                                   President



                               DORCHESTER PARTNERS, L.P.

                               By: Dorchester Advisors, Inc.
                                   General Partner

                               By: __/s/ Michael J. Halpern__
                                    Michael J. Halpern
                                    President


                                  __/s/ Michael J. Halpern__
                                     MICHAEL J. HALPERN

                           EXHIBIT INDEX



Exhibit No.          Description                    Page

1.                   Joint Acquisition Statement    11

                             EXHIBIT 1


                    JOINT ACQUISITION STATEMENT
                   PURSUANT TO RULE 13D-1(F)(1)


          The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  November 21, 1996


                               DORCHESTER ADVISORS, INC.

                               By: __/s/ Michael J. Halpern__
                                    Michael J. Halpern
                                    President


                               DORCHESTER PARTNERS, L.P.

                               By:  Dorchester Advisors, Inc.
                                    General Partner

                               By:  __/s/ Michael J. Halpern__
                                    Michael J. Halpern
                                    President


                                    __/s/ Michael J. Halpern__
                                         MICHAEL J. HALPERN